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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release titled “ABB Board proposes Peter Voser as its new chairman” issued by ABB Ltd dated December 18, 2014.

Press Release

ABB Board proposes Peter Voser as its new Chairman

•                 Hubertus von Grünberg (72) and Michael Treschow (71) decide not to stand for re-election to the Board of Directors at the next Annual General Meeting in April 2015

•                 All other current members of the Board to stand for re-election

Zurich, Switzerland, Dec. 18, 2014— ABB Chairman Hubertus von Grünberg and Michael Treschow have decided not to stand for re-election to the Board of Directors at the next Annual General Meeting (AGM). The Board of Directors of ABB unanimously nominated Peter Voser to succeed Hubertus von Grünberg as Chairman. David Constable will stand for election at the AGM, as previously announced, and all other members of the Board will stand for re-election. Shareholders will vote on the proposed changes on April 30, 2015.

“I am delighted that Peter Voser has accepted to stand for election as Chairman of ABB”, Hubertus von Grünberg said. “Peter Voser brings intimate knowledge of ABB and its key markets as well as an excellent track record as a leader in large, global organizations”.

Shareholders elect Board members for a one-year term and will vote on the nominations at the Annual General Meeting (AGM) on April 30, 2015. The Board intends to elect Jacob Wallenberg as Vice-Chairman of the Board after the April 30, 2015 AGM.

Von Grünberg has been Chairman of the ABB Board since May 2007. During his tenure ABB’s revenues have risen from about $23 billion in 2006 to $42 billion in 2013, whilst net income has doubled. Under his leadership ABB also achieved an unprecedented global balance in its business across Europe, the Americas, Asia/Middle East and Africa. In his time as Chairman, ABB launched many breakthrough innovations including a breaker for high-voltage direct current (HVDC) breaker, the revolutionary human-machine collaborative robot YuMi, and Emax2, the world’s first low- voltage circuit breaker that also functions as an energy manager.

Michael Treschow, Chairman of the Governance and Nomination Committee, joined the ABB Board in 2003 and has contributed strongly to company’s return to profitable growth with his wealth of industrial leadership experience in key markets of ABB.

In addition to Hubertus von Grünberg, the current members of the ABB Board are Roger Agnelli, Matti Alahuhta, Louis R. Hughes, Michel de Rosen, Michael Treschow, Jacob Wallenberg and Ying Yeh.

“I am honored to be nominated as Chairman of the Board and look forward to working with ABB’s CEO Ulrich Spiesshofer, his executive team and the Board of Directors to drive accelerated sustainable value creation through the implementation of the recently announced Next Level strategy.” said Peter Voser.

Peter Voser, a Swiss citizen, was CEO of Royal Dutch Shell, one of the world’s largest companies, from 2009 to the end of 2013. Prior to this he served as Chief Financial Officer (CFO) of Royal Dutch Shell. Between 1982 and 2002 Voser worked for Shell and served in a number of finance and business roles in Switzerland, the UK, Argentina and Chile.

Between 2002 and October 2004, Peter Voser was CFO of ABB Ltd. and a key leader behind the successful turnaround and repositioning of the company for long-term profitable growth. Voser also brings also a wealth of experience as a Board member of publicly listed companies such as Roche, UBS (until 2010) and Aegon (until 2006).

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance and lower their environmental impact. The ABB Group of companies operates in more than 100 countries and employs about 145,000 people.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 71 11	Affolternstrasse 44
(Zurich, Switzerland)	investor.relations@ch.abb.com	CH-8050 Zurich,
Tel: +41 43 317 7111		Switzerland
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: December 18, 2014	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance